
10032505

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-18118

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/09 (MM/DD/YY) AND ENDING 09/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: U.S. Securities International Corp — OFFICIAL USE ONLY

U S SECURITIES INTERNAATIONAL CORP.

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
120 Broadway, Suite 1017
(No. and Street)

New York (City) N Y (State) 10271 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William Coppa 212-227-0800
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Hagan & Burns CPAs PC
(Name - if individual, state last. first. middle name)

120 Broadway, Suite 940 (Address) **New York** (City) **NY** (State) **10271** (Zip Code)


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 2 9 2010
BRANCH OF REGISTRATIONS
AND
04 EXAMINATIONS

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e}(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, William Coppa, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of U S Securities International Corp. as of September 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer

Title

PATRICIA A. NELSON
Notary Public, State of New York
No. 24-4798557
Qualified in Kings County
Commission Expires Sept. 30, 2014

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

U.S. SECURITIES INTERNATIONAL CORP.
INDEX
YEAR ENDED SEPTEMBER 30, 2010


HAGAN & BURNS
CPA's, P.C.

120 Broadway
Suite 940
New York, NY 10271

TEL (212) 425-7790
FAX (212) 425-1165
E-mail: lhb@lhbassociates.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
U.S. Securities International Corp.

We have audited the accompanying statement of financial condition of U.S. Securities International Corp. as of September 30, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of U.S. Securities International Corp. as of September 30, 2010, in conformity with accounting principles generally accepted in the United States.

Hagan & Burns CPA's Pc

Hagan & Burns CPA's P.C.

New York, New York
November 17, 2010

U.S. SECURITIES INTERNATIONAL CORP.
STATEMENT OF FINANCIAL CONDITION
YEAR ENDED SEPTEMBER 30, 2010

Assets	
Cash and cash equivalents	$ 232,954
Receivable from clearing broker	21,302
Investments in marketable securities	1,645,160
Advances to employees	141,068
Total Assets	$ 2,040,484
Liabilities And Stockholders' Equity	
Liabilities	
Accrued expenses and other liabilities	$ 20,000
Income taxes payable	25,419
Deferred taxes payable	621,735
Total Liabilities	667,154
Commitments And Contingent Liabilities	
Stockholders' Equity	
Common stock, $0.01 par value	
Nonvoting, authorized, 10,000 shares; issued and outstanding 86 shares	86
Voting, authorized 10,000 shares; issued and outstanding 6 shares	6
Retained earnings	368,714
Accumulated other comprehensive income	1,004,524
Total Stockholders' Equity	1,373,330
Total Liabilities And Stockholders' Equity	$ 2,040,484

The accompanying notes are an integral part of these financial statements.

NOTE 1--Business And Summary Of Significant Accounting Policies

U.S. Securities International Corp. (the "Company") was purchased from Fidelity Management and Research Co. in 1974 by the operating personnel who have owned and operated the Company since that date. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA) and is a member of the Chicago Board Options Exchange (CBOE).

The Company clears transactions on a fully disclosed basis and does not carry customer accounts and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k (2)(ii).

The following is a summary of significant accounting policies followed by the Company:

Accounting Method

Assets, liabilities, income and expenses are recorded on the accrual basis of accounting.

Revenue Recognition

The Company records all securities transactions, including commission revenue and related expenses, on a settlement-date basis. There is no material difference between settlement date and trade date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents include short-term highly liquid investments, such as short-term deposits. Cash and cash equivalents consist primarily of cash and money market funds held primarily at two major financial institutions.

Assets and liabilities measured at fair value

The Company has adopted Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements; accordingly, the standard does not require any new fair value measurements of reported balances.

NOTE 1--Business And Summary Of Significant Accounting Policies (cont.)

Assets and liabilities measured at fair value (cont.)

SFAS No. 157 emphasizes that fair value is a market-based measurement, not an entity specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, SFAS No. 157 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability which are typically based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset liability.

NOTE 2-- Receivable From Clearing Broker

The Company's clearing operations are provided by a nationally recognized clearing broker. At September 30, 2010 the amount receivable from clearing broker reflected in the Statement of Financial Condition is due from this clearing broker in connection with such services.

The same clearing broker acts as custodian for money market mutual fund shares valued at $148,564.

NOTE 3 -- Investment in Marketable Securities

Investments in marketable securities are classified as "available-for-sale" and are reported at aggregate fair value. Unrealized gains and losses are excluded from earnings and reported as a separate component of stockholders' equity. The change in net unrealized gains and losses for each year, net of deferred taxes, is reported as comprehensive income.

The carrying amounts of investments in marketable securities as shown in the balance sheet and their approximate market values at September 30, 2010, were as follow:

Investments in marketable securities, at cost	$ 18,901
Net unrealized gain	1,626,259
Investments in marketable securities, at market	$ 1,645,160

Included in marketable securities are shares in CBOE the Company received in place of its previously held membership exchange seat when CBOE completed its initial public offering in June 2010. The shares in CBOE had a market value of $1,616,000 as of September 30, 2010, and are subject to lockup restrictions that prohibits the sale of 50% of the shares until December 2010 and the remaining 50% until June 2011.

The valuation of the Company's investments in marketable securities is based on quoted prices and is classified within Level 1 of the fair-value hierarchy.

A summary of changes in net unrealized gain is as follow:

Net unrealized gain, end of year	$ 1,626,259
Less: Net unrealized gain, beginning of year	(12,675)
Less: Deferred taxes on unrealized gain	(621,735)
Net unrealized gain, current year	$ 991,849

NOTE 4 -- Net Capital Requirements

The Company is subject to the Securities and Exchange Commission ("SEC") Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 12 to 1.

As of September 30, 2010, the Company had net capital of $228,848 which was $223,848 in excess of the minimum net capital of $5,000. The ratio of aggregate indebtedness to net capital was .20 to 1.

The Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker. Accordingly, the Company is exempt from the requirements of SEC Rule 15c3-3. Under its clearing agreement, the Company could ultimately be held liable for the non-performance of its customers.

NOTE 5 -- Commitments And Contingent Liabilities

Lease

By agreement the original lease dated September 30, 2003 was amended extending the term of the original lease for 5 years commencing on December 1, 2008 and expiring on November 30, 2013.

The lease requires monthly payments of $6,128 per month throughout the lease. The lease is subject to escalations based on taxes and other costs. At September 30, 2010 the future minimum payment were as follows:

Year Ended	
2010	$ 73,530
2011	73,530
2012	73,530
2013	67,403
Total minimum lease payment	$ 287,993

Rent expense for the year ended September 30, 2010 under this lease, amounted to $78,638. The difference between the actual rent expense incurred by the Company and the minimum annual rental payments as reported in the prior year's financial statements is due to real estate and porter wage escalation charges.

NOTE 6 -- Related party transactions

a. At September 30, 2010, the Company advanced funds $141,068 to employees of which $139,240 was to executive officers and shareholders of the Company. These advances do not bear interest.

b. The Company rents property on a monthly basis from a firm owned by an executive officer and shareholder of the Company, for the purpose of record retention and data security. For the year ended September 30, 2010, such rental payments aggregated $18,000 and are included in other expenses.

NOTE 7-- Income Taxes

The provision for income tax for the year ended September 30, 2010 consists of the following:

Current income tax provision:

Federal	$ 21,664
State & City	18,539
	$ 40,203

NOTE 7-- Income Taxes (cont.)

Deferred income tax provision:

Federal	$ 331,421
State & City	290,314
	$ 621,735

Deferred tax liabilities are recorded when revenues and expenses are recognized in different periods for financial and income tax reporting purposes. The Company's deferred tax liabilities are primarily a result of an unrealized gain on the shares of CBOE received in an IPO in June, 2010, which is not taxable to the Company until such shares are sold.

The deferred income tax provision provided above is netted against the unrealized gain that is reflected as accumulated other comprehensive income. See note 3 above.

The Company files its tax returns on a June 30 fiscal year. For the year ending June 30, 2010, the Company incurred corporate taxes of $14,784 which was based on income earned during the tax filing fiscal year.

NOTE 8 -- Pension Plan

The Company has a qualified, self-directed, defined contribution pension plan covering all eligible employees. For the year ended September 30, 2010, the Company contributed $93,430 to the plan, an amount equal to 25% of each participant's compensation for the period October 1, 2009 through September 30, 2010.

NOTE 9 -- Leasing Income

The Company had an agreement to lease its seat on the Chicago Board Options Exchange. Lease payments were based on the average fair market value of the seat multiplied by a monthly interest factor. In June of 2010, the Company received shares in CBOE in exchange of its previously held seat at which point leasing income was discontinued. For the year ended September 30, 2010, the Company collected leasing income in the amount of $60,719.

NOTE 10 -- Off Balance Risk

Pursuant to a clearing agreement, the Company introduces all its securities transactions to its clearing broker on a fully disclosed basis. All of the customers' money balance and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying transactions introduced by the Company and must maintain, at all times, net capital of not less than $5,000. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

In normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 11 -- Concentration of Credit Risk

The Company maintains its cash in financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.